Exhibit 99.1

TMX, NYSE – HBM
2012 No. 14

Hudbay Begins Construction of Constancia Copper Mine in Peru and Announces Precious Metals Stream Transaction

Highlights

•                  US$1.5 billion investment in Constancia copper mine receives board approval.

•                  Hudbay enters into definitive agreements with Silver Wheaton to receive upfront deposit payments of US$750 million for a portion of the precious metals streams at its 777 mine and Constancia.

•                  Constancia and Pampacancha proven and probable reserves increased to 450 million tonnes of ore at a copper equivalent grade of 0.49%, supporting a 16 year mine life with expected average annual copper production of approximately 90,000 tonnes.

•                  Hudbay management to conduct conference call on August 8, 2012 at 2 p.m. ET.

Toronto, Ontario, August 8, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced its board of directors has approved a US$1.5 billion investment to fund the development and construction of its Constancia copper mine in Peru. In addition, Hudbay announced it has entered into a precious metals stream transaction with Silver Wheaton Corp. (TSX, NYSE: SLW) (“Silver Wheaton”) providing for upfront deposit payments of US$750 million.

Based on the project’s capital cost estimate of US$1.5 billion, the Constancia mine is estimated to generate an unlevered internal rate of return of 14.5% and a net present value of US$571 million, assuming a discount rate of 8.0% and long-term copper prices of US$2.75/lb.

Hudbay is also arranging a new US$600 million credit facility from a syndicate of Canadian and international banks. With approximately US$2 billion of capital spending remaining on the Constancia, Lalor and Reed projects, Hudbay expects to fund this requirement with a combination of US$710 million in cash on hand as at June 30, 2012, operating cash flow, and the funds received under the stream transaction and credit facility.

“The decision today to proceed with the development of the Constancia project is a significant milestone for Hudbay as we pursue our goal of becoming a leading mid-tier diversified metals producer with long-life, low-cost operations in investment-grade countries,” said David Garofalo, Hudbay’s president and chief executive officer.

Precious Metals Stream Transaction with Silver Wheaton

Hudbay has entered into a precious metals stream transaction with Silver Wheaton whereby the company will receive aggregate upfront deposit payments of US$750 million against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at Constancia, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life.  The stream transaction also includes delivery of 100% of payable silver from the Constancia project. US$500 million of the upfront payments will be paid on closing, which is subject to customary conditions and is expected to occur in the third quarter of 2012. The remaining US$250 million will be due in two equal installments once US$500 million and US$1.0 billion, respectively, in capital expenditures have been incurred at Constancia.  The stream transaction does not include gold production at Constancia, precious metals production from the company’s Lalor project or the company’s land package in Peru outside of the Constancia and Pampacancha deposits.  Along with the upfront payments, for gold and silver delivered to Silver Wheaton, Hudbay will receive the lesser of the market price and US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

“The precious metals stream transaction is a non-dilutive source of capital and reflects attractive valuations relative to conventional base metal valuations of Hudbay’s gold and silver reserves,” said Mr. Garofalo.  “The transaction also preserves full precious metal upside potential at Lalor, where we continue to delineate a copper-gold zone which remains open at depth, as well as full gold upside potential at Constancia and its satellite deposits.”

Hudbay’s financial advisors in the precious metals stream transaction were CIBC World Markets Inc. and Scotiabank and its legal advisors were Goodmans LLP and Thorsteinssons LLP.

Credit Facility

Hudbay is also arranging a US$600 million, four-year credit facility with a syndicate of Canadian and international banks comprising a US$400 million term loan and a US$200 million revolving credit facility that is expected to replace the company’s current revolving credit facility.  Completion of the credit facility is subject to completion of syndication and execution of definitive documents.

Constancia Project Update

The Constancia development schedule contemplates nine quarters of construction, with initial production in late 2014 and full production commencing in the second quarter of 2015. This timeline to completion is shorter than previously forecast and reflects the progress that has been made in the past year at the project in front-end engineering and design, permitting and community relations.

Annual contained copper metal in concentrate is expected to average approximately 118,000 tonnes during the first five full years of production (2015-2019) and 77,000 tonnes in subsequent years. Operating cash costs, net of by-product credits, are expected to average US$0.66/lb of copper for the first five years of production, and US$1.11/lb thereafter.

The project capital cost estimate of US$1.5 billion includes a project contingency of 14.6% of the remaining at-risk project costs. Hudbay has fixed price orders and supplier commitments for approximately US$252 million in project equipment, including grinding mills and mobile equipment, and has spent an additional US$62 million (excluding project equipment) of the total estimated capital cost of the project as at June 30, 2012.

Hudbay expects the remaining capital spending to occur over 2012 to 2014 as follows:

(in US $ millions)
Q3-Q4 2012	391
2013	964
2014	100
Total future capital spending	1,455
Total spent in Q1 and Q2 2012	91
Total	1,546

Project Highlights

	Years 1-5	Years 6-16	Life of Mine
Annual Throughput (M tonnes)	28.8	27.7	28.1
Average Annual Copper Equivalent Grade (%)(1)	0.65	0.42	0.49
Average Annual Copper Grade (%)	0.47	0.31	0.36
Average Annual Contained Copper in Concentrate (000 tonnes)	118	77	90
Mining Costs/Tonne Ore (US$/t)(2)	3.58	2.68	2.97
Milling Costs/Tonne Ore (US$/t)	4.68	4.37	4.47
Average Annual Sustaining Capital Expenditures (US$ M)	57	32	40
Cash cost per lb of Cu (US$/lb)(3)	0.66	1.11	0.92

(1)Copper equivalent metal calculated using a copper price of US$2.75/lb, gold price of US$1,150/oz, silver price of US$23.00 /oz and molybdenum price of US$14.00/lb.

(2)Includes cost of waste removal

(3)Net of by-products.

Constancia project economics at various metal prices are shown in the table below.

	Base Case(1)	Copper Prices +10%(2)	Copper Prices -10%(2)
Long-Term Copper Price	US$2.75/lb	US$3.03/lb	US$2.48/lb
IRR – Unlevered	14.5%	17.3%	11.5%
IRR – With Silver Stream	15.9%	19.3%	12.1%
NPV - Unlevered	C$571M	C$851M	C$289M

(1)Base case assumed metal prices are as follows: Copper (2014-US$3.40/lb, 2015-US$3.30/lb, 2016-US$3.10/lb, Long-Term-US$2.75/lb); Gold (2014-US$1,550/oz, 2015-US$1,450/oz, 2016-US$1,350/oz, Long-Term-US$1,150/oz); Silver (2014-US$30/oz, 2015-US$28/oz, 2016- US$24/oz, Long-Term-US$23/oz);Molybdenum (2014-US$15/oz, 2015-US$15/oz, 2016- US$14.50/oz, Long-Term-US$14/oz);CAD/USD (2014-C$1.01/US$, 2015-C$1.02/US$, 2016-C$1.05/US$, Long-Term-C$1.05/US$)

(2)Copper prices are increased/decreased by respective percent in every year of forecast.

Proven and Probable Reserves at Constancia and Pampacancha Continue to Grow

Proven and probable reserves have continued to grow at Constancia and Pampacancha to 450 million tonnes at a copper equivalent grade of 0.49% supporting a 16 year mine life with average annual contained copper in concentrate of approximately 90,000 tonnes.

Constancia Mineral Reserves — August 8, 2012

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	CuEq(1) (%)
Proven	349	0.37	100	3.29	0.043	0.49
Probable	54	0.24	60	2.98	0.035	0.33
Total	403	0.35	96	3.25	0.042	0.47

Pampacancha Mineral Reserves - August 8, 2012

Proven	10	0.54	170	4.20	0.318	0.87
Probable	37	0.46	140	4.56	0.276	0.76
Total	47	0.48	149	4.49	0.285	0.78

(1)Not accounting for recovery

The remaining mineral resources shown in the table below are exclusive of the mineral reserves above:

Constancia Mineral Resources(1) – November 2, 2011

Category	M (tonnes)	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	CuEq(2) (%)
Measured	119	0.23	62	2.3	0.038	0.31
Indicated	344	0.20	58	2.0	0.034	0.27
Total - Measured and Indicated	463	0.21	59	2.0	0.035	0.28
Inferred	219	0.19	49	1.8	0.032	0.25

Pampacancha Mineral Resources(3) – April 2, 2012

Inferred	4	0.41	103	6.2	0.207	0.67

(1)The Constancia mineral resources are reported at a 0.12% copper cut-off

(2)Not accounting for recovery

(3)The Pampacancha mineral resources are reported at a 0.20% copper cut-off.

Front-end engineering and design work at Constancia is now complete. The principal beneficiation concession (construction permit) was granted in June 2012 and other required permits are expected in the ordinary course.

Site activity to date has included the completion of a 660 bed construction camp, mobilization of the EPCM and civil works contractors and the ongoing construction of homes for the 14 families that are scheduled to be moved from the project site later this year. The remaining 22 families are scheduled to be relocated next year.  Hydrogeological and geotechnical drilling is continuing and is scheduled to be completed by the end of August 2012.

Exploration drilling at Pampacancha is underway, with two drills concentrating on infill drilling as well as testing the extension of the deposit to the north and the west. The exploration program has been modified to an expected 18,000 metres for 2012 due to the continued requirement for geotechnical drilling to support detailed engineering. Hudbay expects to begin testing gold and porphyry copper targets in the Chilloroya South prospect in August 2012. This exploration program will also concentrate on previously identified high priority targets within the mining concessions. The Chilloroya community has ratified an exploration agreement with Hudbay that allows the company to access these exploration prospects for drilling over the next three years.

Conference Call and Webcast

Date:	Wednesday, August 8, 2012

Time:	2 p.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3416 or 800-814-4860

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4551269#

The conference call replay will be available until midnight (Eastern Time) on August 22, 2012. An archived audio webcast of the call also will be available on Hudbay’s website.

Additional Information Regarding Constancia Project

Mineral reserves at Constancia are calculated based on an updated mineral resource completed by AMEC under Hudbay supervision in 2011 incorporating the diamond drilling information to August 23, 2011. Mineral reserves at Pampacancha are based on a mineral resource completed internally by Hudbay in April 2012 which incorporates the diamond drilling information to April 2, 2012.

The Constancia and Pampacancha mineral reserves were estimated using the measured and indicated resources at a cut-off of 0.12% copper for the Constancia deposit and a cut-off of 0.20% copper for the Pampacancha deposit. The Whittle 4-X program was used to create pit shells based on the Lerch Grossman method. The copper equivalent calculations and the stated reserves and that are based on an NSR cut-off used the following long term metal prices, exchange rates and other necessary economic parameters incorporated by Hudbay:   Peruvian Sole : US Dollar $2.85:1; Cu US$2.75/lb; Ag. US$23.00/oz; Au US$1,150/oz; Mo US$14.00/lb.  The expected after—tax payback period for the project is 4.5 years.

Mineral reserves are reported in contained units and are estimated using appropriate process recoveries, operating costs and mine plans. Dilution and mining recovery were incorporated into the mine plan through reblocking of the resource model from a 10x10x15 meter block size to a 20x20x15 meter block size. The resulting dilution applied is approximately 2% in the Constancia deposit and 7.5% in the Pampacancha deposit.

The Constancia main pit’s strip ratio is 1.31 based on 528 million tonnes of waste mined. Pampacancha’s strip ratio is 1.52 based on 71 million tonnes of waste mined. This represents a total strip ratio of 1.33 based on 599 million tonnes of waste mined.

Mineral reserve and mineral resource estimates reflect the company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

Additional assumptions respecting the Constancia project are shown in the following table.

Life of Mine
Average Annual Contained Silver in Concentrate (000 troy oz)	2,170
Average Annual Contained Gold in Concentrate (000 troy oz)	38
Average Annual Contained Molybdenum in Concentrate (tonnes)	1,470
Copper Recoveries (%)	89.4
Silver Recoveries (%)	71.8
Gold Recoveries (%)	60.5
Molybdenum Recoveries (%)	53.5
G&A Costs/Tonne Ore (US$/t)	1.11

Qualified Person

The technical and scientific information in this news release has been approved by Cashel Meagher, P. Geo., Hudbay’s Vice-President, South America Business Unit, a qualified person pursuant to National Instrument 43-101, Standards of Mineral Disclosure.

Quality Control and Data Verification

Details regarding verification of data, including sampling, analytical and test data underlying the information herein, is based on the same process contained in the technical report titled “Constancia Project Technical Report, dated February 21, 2011”, available under Norsemont Mining Inc.’s profile at www.sedar.com.

Forward-Looking Information

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this press release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this press release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, the estimated capital cost and economics of the Constancia project, the anticipated closing of the US$750 million precious metals stream transaction and our intention to conclude a US$600 million credit facility, our ability to fund our development projects and exploration initiatives, the construction schedule for Constancia, anticipated production from Constancia, the permitting schedule, relocation of individuals pursuant to community agreements, assumptions respecting future cash flows, estimates of mineral resources and reserves, and other plans respecting the Constancia project.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business strategy, including the success of our strategic investments;

•                  the availability of financing for our exploration and development projects and activities, including the ability to close the US$750 million precious metals stream transaction and the ability to successfully arrange the new US$600 million credit facility;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and production projects and ongoing employee relations;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the three months ended March 31, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

All dollar amounts are in Canadian dollars unless otherwise indicated.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com